09055876

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 12745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Management and Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 South Shore Blvd, Suite 400
(No. and Street)

League City (City) — Texas (State) — 77573 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda Koelemay — 281 334-2469 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

2800 Post Oak Boulevard, Suite 3200 (Address) — Houston (City) — Texas (State) — 77056 (Zip Code)

CHECK ONE:

- ☒ xx Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brenda Koelemay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Management and Research, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERRY J. BAKER
NOTARY PUBLIC
STATE OF TEXAS
My Commission Expires
APRIL 18, 2009

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities Management and Research, Inc.
December 31, 2008 and 2007

Contents

BKD LLP
CPAs & Advisors

2800 Post Oak Boulevard, Suite 3200
Houston, TX 77056-6167
713.499.4600 Fax 713.499.4699 www.bkd.com

Independent Accountants' Report on Financial Statements and Supplementary Information

Board of Directors
Securities Management and Research, Inc.
League City, Texas

We have audited the accompanying statements of financial condition of Securities Management and Research, Inc. (a wholly owned subsidiary of American National Insurance Company), as of December 31, 2008 and 2007, and the related statements of operations, stockholder's equity and cash flows for the years then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Management and Research, Inc., as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10, in 2008, the Company changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as of and for the years ended December 31, 2008 and 2007, taken as a whole. The information contained in the schedules as of and for the years ended December 31, 2008 and 2007, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements as of and for the years ended December 31, 2008 and 2007, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

February 23, 2009

(THIS PAGE INTENTIONALLY LEFT BLANK)

Securities Management and Research, Inc.

Statements of Financial Condition

December 31, 2008 and 2007

Assets

	2008	2007
Cash and cash equivalents	$ 4,841,930	$ 2,811,102
Cash segregated under federal regulations	4,831	7,743
Accounts receivable:		
Due from affiliated registered investment companies for:		
Investment advisory fees	390,179	522,025
Expense reimbursement	122,296	136,548
Receivable from parent for variable commissions	118,223	97,418
Other:		
Affiliates	221,126	1,052,879
Non-affiliates	52,309	97,832
Prepaid and other assets	360,357	472,157
Investment in marketable securities (cost of $16,025,378 in 2008 and $16,995,519 in 2007)	14,668,360	17,620,804
Fixed assets (net of accumulated depreciation of $2,048,953 in 2008 and $1,976,395 in 2007)	81,263	135,904
Deferred commission	32,626	64,338
Deferred income tax	513,440	-
Receivable from parent in lieu of income taxes	491,420	125,023
	$ 21,898,360	$ 23,143,773

See Notes to Financial Statements

Liabilities and Stockholder's Equity

	2008	2007
Liabilities		
Due to affiliated registered investment companies of sales of their capital stock	$ 4,831	$ 7,743
Due to affiliated registered investment companies for excess expense reimbursements	92,791	70,915
Due to parent	161,406	8,625
Due to dealers and representatives for commissions	159,995	188,191
Trade payables and accrued expenses	552,289	1,075,532
Stock appreciation rights	-	191,470
Deferred income tax	-	190,648
Total liabilities	971,312	1,733,124
Stockholder's Equity		
Common stock, par value $1 per share authorized, issued and outstanding, 1,000,000 shares	1,000,000	1,000,000
Additional paid-in capital	1,720,000	1,720,000
Retained earnings	18,207,048	18,690,649
Total stockholder's equity	20,927,048	21,410,649
	$ 21,898,360	$ 23,143,773

Securities Management and Research, Inc.

Statements of Operations

Years Ended December 31, 2008 and 2007

	2008	2007
Revenues		
Underwriting income from sales of capital stock:		
Affiliated registered investment companies	$ 110,433	$ 175,626
Unaffiliated registered investment companies	2,007,160	2,323,700
Investment advisory and service fees from affiliated registered investment companies	4,150,569	4,944,676
Investment advisory fees:		
Parent and affiliate	1,999,507	1,567,644
Other	807,825	841,936
Variable commissions earned	4,060,900	5,106,258
Service fees, parent	2,692,423	1,851,354
Distribution plan fees	84,806	204,470
Contingent deferred sales charges	18,824	23,332
Income (loss) from investments:		
Net realized and unrealized (loss) gain from investments	(2,657,423)	362,063
Dividends	662,161	642,496
Interest	72,517	155,744
Other income	69,809	131,586
Total revenues	14,079,511	18,330,885
Expenses		
Employee compensation and benefits	4,039,342	4,681,570
Commissions to dealers and representatives	5,719,565	7,138,494
Communications	40,200	49,231
Occupancy and equipment rental	962,075	1,396,587
Other operating expenses	4,131,955	3,370,183
Total expenses	14,893,137	16,636,065
Income (Loss) Before Taxes	(813,626)	1,694,820
Federal Income Tax (Benefit) Expense		
Current	303,967	437,685
Deferred	(633,992)	111,955
	(330,025)	549,640
Net (Loss) Income	$ (483,601)	$ 1,145,180

Securities Management and Research, Inc.

Statements of Stockholder's Equity

Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2007	$ 1,000,000	$ 1,720,000	$ 17,545,469	$ 20,265,469
Net income	-	-	1,145,180	1,145,180
Balance, December 31, 2007	1,000,000	1,720,000	18,690,649	21,410,649
Net loss	-	-	(483,601)	(483,601)
Balance, December 31, 2008	$ 1,000,000	$ 1,720,000	$ 18,207,048	$ 20,927,048

Securities Management and Research, Inc.

Statements of Cash Flows

Years Ended December 31, 2008 and 2007

	2008	2007
Operating Activities		
Net income (loss)	$ (483,601)	$ 1,145,180
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Noncash items included in net income:		
Depreciation	72,558	73,903
Unrealized losses (gains) on marketable equity securities	1,982,303	(363,892)
Deferred income taxes	(633,992)	111,955
Reinvestment of dividends from registered investment companies	(444,550)	(503,737)
Reinvestment of capital gains dividends from registered investment companies	(218,229)	(139,590)
Changes in operating assets and liabilities:		
Accounts receivable	1,002,569	(841,162)
Prepaid and other assets	143,512	(103,055)
Trade payables and accrued expenses	(1,007,657)	136,867
Net cash provided by (used in) operating activities	412,913	(483,531)
Investing Activities		
Redemption of shares of registered investment company	1,632,920	8,761
Purchases of fixed assets	(17,917)	(87,331)
Reduction (increase) of segregated cash account	2,912	(5,454)
Net cash provided by (used in) investing activities	1,617,915	(84,024)
Net Increase (Decrease) in Cash and Cash Equivalents	2,030,828	(567,555)
Cash and Cash Equivalents, Beginning of Year	2,811,102	3,378,657
Cash and Cash Equivalents, End of Year	$ 4,841,930	$ 2,811,102

Securities Management and Research, Inc.

Notes to Financial Statements

December 31, 2008 and 2007

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Securities Management and Research, Inc. ("SM&R" or "the Company"), is a wholly owned subsidiary of American National Insurance Company (American National). SM&R is registered as an investment advisor under the Investment Advisers Act of 1940 and as a broker-dealer under the Securities Exchange Act of 1934. SM&R's transactions as a broker-dealer for the years ended December 31, 2008 and 2007, were principally in connection with the sale and redemption of redeemable securities of registered investment companies managed by SM&R (the Funds) and variable commissions earned on variable products sold by American National. Certain officers and directors of SM&R are affiliated with these registered investment companies.

The Company operates pursuant to the (k)(2)(i) exemptive provision of the Securities and Exchange Commission's (SEC) Rule 15c3-3 and for any customer funds received, maintains a "Special Account for the Exclusive Benefit of Customers" (see further discussion at Note 2). The Company is registered with the SEC and various states and was registered with the National Association of Securities Dealers, Inc. (NASD). In July 2007, the NASD merged with the New York Stock Exchange (NYSE) Member Regulation Division to create the Financial Industry Regulatory Authority (FINRA). The Company is now registered with FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed by SM&R in the preparation of its financial statements.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2008 and 2007, cash equivalents consisted primarily of money market accounts.

Investments

Transactions in registered investment company shares are recorded on the trade date. The cost of investments sold is determined by average cost. Marketable equity securities are recorded at market value. The net unrealized gain or loss is included in income.

Fixed Assets

Fixed assets consist primarily of office equipment, carried at cost. The equipment is being depreciated using the straight-line method over periods ranging from three to ten years.

Deferred Sales Commissions

Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end SM&R mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding five years, the periods of time estimated by management of the Funds during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders of those funds upon the redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received.

Income and Expense Recognition

Investment advisory and service fees are recorded as revenue as the related services are performed. Purchases and sales of shares of the Funds in connection with the underwriting activities of SM&R, including related commissions on income, are recorded on the trade date. Dividends from investments in marketable equity securities are recognized on the ex-dividend date. Interest income on investments is accrued as earned.

Note 2: Cash Segregated Under Federal Regulations

At December 31, 2008 and 2007, cash received from customers for investments of $4,831 and $7,743, respectively, was segregated in a "Special Bank Account for the Exclusive Benefit of Customers" as required under Rule (k)(2)(i) of the SEC.

Note 3: Investments

Marketable Securities

Marketable securities include investments in shares of the Funds and a certificate of deposit that totaled $14,668,360 and $17,620,804 at December 31, 2008 and 2007, respectively. Dividend and interest income earned on such investments was $734,678 and $798,240 in 2008 and 2007, respectively. The market value of marketable equity securities includes unrealized losses of $1,357,018 and unrealized gains of $625,285 at December 31, 2008 and 2007, respectively.

Realized gains from investments are summarized on the following page.

	2008	2007
Investment securities:		
Proceeds from sales	$ 957,800	$ 6,932
Cost of securities sold	1,632,920	8,761
	(675,120)	(1,829)
Capital gain distribution from affiliated funds	218,229	139,590
Net realized capital (losses) gains	$ (456,891)	$ 137,761

Note 4: Transactions With Affiliates

On January 1, 1987, SM&R and American National entered into an Investment Advisory Agreement whereby SM&R acts as investment advisor to American National. On February 2, 1998, SM&R and Comprehensive Investment Services, Inc. (CIS), entered into an investment advisory agreement whereby SM&R acts as investment advisor to CIS. CIS is a wholly owned subsidiary of American National. Total payments by American National and CIS to SM&R for investment advisory fees were $1,999,507 and $1,567,644 for the years ended December 31, 2008 and 2007, respectively.

SM&R and American National are parties to a service agreement pursuant to which SM&R has agreed (i) to use its best efforts to remain qualified and licensed as a broker-dealer in those states selected by American National; (ii) as mutually agreed upon from time to time, to train and supervise selected agents of American National in the sale of securities; and (iii) to perform certain accounting and miscellaneous services for American National. American National has agreed to provide (i) certain personnel, investment information and resources (but not investment advice or recommendations); (ii) the use of certain printing facilities; and (iii) the use of certain electronic data processing equipment and certain office facilities, equipment and materials, some of which will or may be used by SM&R in meeting its obligations to the Funds under their advisory agreements. SM&R has agreed to reimburse American National monthly for its pro rata portion of the actual cost in supplying such services and facilities to SM&R.

Total expenses incurred by SM&R under the service agreement with American National during the years ended December 31, 2008 and 2007, totaled $1,674,443 and $294,353, respectively. These amounts are included in "other operating expenses" in the accompanying statements of operations. For the years ended December 31, 2008 and 2007, American National reimbursed SM&R $2,692,423 and $1,851,354, respectively, for services, equipment and facilities under the service agreement. This amount is shown as "service fees" in the accompanying statements of operations. For the years ended December 31, 2008 and 2007, SM&R was reimbursed $54,821 and $449,375, respectively, from CIS for services, equipment and facilities. These amounts are included in "other operating expenses" in the accompanying statements of operations.

Under the investment advisory agreements between SM&R and the Funds, SM&R reimburses certain expenses of each of the Funds if the Funds' expenses exceed certain limitations. For the years ended December 31, 2008 and 2007, reimbursements for excess expenses amounted to $764,975 and $984,222, respectively. This amount is included in "other operating expenses" in the accompanying statements of operations.

Note 5: Income Taxes

The provision for income taxes includes these components:

	2008	2007
Taxes currently payable	$ 303,967	$ 437,685
Deferred income taxes	(633,992)	111,955
Income tax expense (benefit)	$ (330,025)	$ 549,640

A reconciliation of income tax expense (benefit) at the statutory rate to the Company's actual income tax expense (benefit) is shown below:

	2008	2007
Computed at the statutory rate (35%)	$ (284,769)	$ 593,187
Increase (decrease) resulting from:		
Tax-exempt investment income	(20,809)	(25,488)
Dividend exclusion	(26,496)	(20,872)
Other	2,049	2,813
Actual tax expense (benefit)	$ (330,025)	$ 549,640

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2008	2007
Deferred tax assets:		
Incentive compensation	$ 13,871	$ 12,170
Depreciation	24,613	16,032
Unrealized losses on marketable equity securities	474,956	—
	513,440	28,202
Deferred tax liabilities:		
Unrealized gains on marketable equity securities	—	(218,850)
Net deferred tax asset (liability)	$ 513,440	$ (190,648)

SM&R does not file a separate federal income tax return and its income and deductions are included in the consolidated tax return filed by its parent. Pursuant to a signed agreement between American National and SM&R, SM&R owes American National for federal income taxes calculated generally on a separate return basis. SM&R will receive a tax benefit of realized losses on securities if they are utilized in American National's consolidated return. SM&R recorded realized losses of $675,120 from the sale of securities in year 2005.

Note 6: Pension Plan

SM&R is a participant in a multi-purpose benefit plan (the Plan) covering all eligible employees, administered by American National. SM&R may, under certain circumstances, become subject to liabilities in excess of contributions. Generally, these liabilities are contingent upon the termination, withdrawal or partial withdrawal from the Plan. SM&R has not taken any action to terminate, withdraw or partially withdraw which would result in any material liability. Liabilities would be based upon SM&R's proportional share of the Plan's unfunded vested benefits. As of December 31, 2008, the vested benefit obligation of the Plan, representing the actuarial present value of vested benefits earned to date using a discount rate of 6.17 percent was $172,422,433 and the fair market value of assets was $132,579,706. The accumulated benefit liability of the Plan for all benefits including those not yet vested was $176,729,799. The projected benefit obligation, representing the actuarial present value of benefits earned to date modified to reflect the effect of future estimated salary increases, was $212,155,654. In 2008 and 2007, SM&R made contributions of $345,615 and $0, respectively, to the Plan. The Plan Sponsor, American National, made a total contribution of $11,050,000 in 2008 and $8,250,000 in 2007. SM&R incurred pension expense for 2008 and 2007 of $375,684 and $345,615 respectively.

Note 7: Subordinated Debt

SM&R had no subordinated debt at December 31, 2008 and 2007, or at any time during the years then ended.

Note 8: Net Capital Requirement

In accordance with the regulations of the SEC, SM&R must maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 15 to 1. At December 31, 2008, SM&R had net capital of $17,134,305 which was $17,034,305 in excess of its required net capital of $100,000. SM&R's ratio of aggregate indebtedness to net capital was .0567 to 1. At December 31, 2007, SM&R had net capital of $16,917,478 which was $16,817,478 in excess of its required net capital of $100,000. SM&R's ratio of aggregate indebtedness to net capital was .0912 to 1.

Note 9: Financial Accounting Standards Board Interpretation No. 48

The Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. The implementation of FIN 48 did not impact the Company's financial statements. The Company files (as part of its parent consolidated return, see Note 5) income tax returns in the U.S. federal and State of Texas jurisdictions. The Company is no longer subject to U.S. federal tax or state income tax examinations by tax authorities for years before 2005.

Note 10: Disclosures About Fair Value of Assets and Liabilities

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157 (FAS 157), *Fair Value Measurements*. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Cash and Cash Equivalents

The carrying amount approximates fair value.

Trading and Available-for-sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include investments in SM&R Investments, Inc. mutual funds, American National Investment Accounts, Inc. mutual funds, and a Certificate of Deposit. At December 31, 2008, SM&R has no securities classified as Level 2 or Level 3.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

		Fair Value Measurements		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Trading securities	$ 14,519,822	$ 14,519,822	$ -	$ -
Money market funds	4,773,398	4,773,398	-	-

Realized and unrealized losses included in net income for the period from January 1, 2008 through December 31, 2008, are reported in the statements of operations as follows:

	Operating Income
Realized losses from security sales	$ (675,120)
Change in unrealized gains or losses relating to assets still held at the balance sheets date	(1,982,303)

Note 11: Current Economic Conditions

The current economic environment presents broker-dealers with unprecedented circumstances and challenges, which, in some cases, have resulted in large declines in the fair value of investments, declines in the volume of business, constraints on liquidity and difficulty obtaining needed funding. The financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect our results of operations in future periods. The current instability in the financial markets may significantly impact the volume of future brokerage transactions, which could have an adverse impact on the Company's future operating results.

In addition, given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values and realization of deferred tax assets that could negatively impact the Company's ability to maintain sufficient liquidity.

Note 12: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Supplementary Information

Securities Management and Research, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2008

Stockholder's equity		$ 20,927,048
Deductions and/or charges:		
Nonallowable assets:		
Due from affiliated registered investment companies	$ 122,296	
Other receivables	1,603,971	
Fixed assets	81,263	
Prepaid expenses and other assets	360,357	
Excess deductible on fidelity bond	10,000	2,177,887
Net capital before haircuts on security positions		18,749,161
Haircuts on investment securities		1,614,856
Net capital		$ 17,134,305
Aggregate indebtedness		$ 971,312
Net capital requirement		100,000
Excess net capital at 1,000%		17,037,174
Excess net capital at 1,500%		17,085,739
Ratio of aggregate indebtedness to net capital		0.0567 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1, as of December 31, 2008, filed by SM&R with the SEC on Part II of the unaudited Form X-17a-5.

Securities Management and Research, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2007

Stockholder's equity		$ 21,410,649
Deductions and/or charges:		
Nonallowable assets:		
Due from affiliated registered investment companies	$ 136,548	
Other receivables	1,669,462	
Fixed assets	135,904	
Prepaid expenses and other assets	473,156	
Excess deductible on fidelity bond	19,443	2,434,513
Net capital before haircuts on security positions		18,976,136
Haircuts on investment securities		2,058,658
Net capital		$ 16,917,478
Aggregate indebtedness		$ 1,542,475
Net capital requirement		100,000
Excess net capital at 1,000%		16,763,230
Excess net capital at 1,500%		16,840,354
Ratio of aggregate indebtedness to net capital		0.912 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1, as of December 31, 2007, filed by SM&R with the SEC on Part II of the unaudited Form X-17a-5.

Independent Accountants' Report on Internal Control

Board of Directors
Securities Management and Research, Inc.
League City, Texas

In planning and performing our audit of the financial statements of Securities Management and Research, Inc., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Houston, Texas
February 23, 2009

Securities Management and Research, Inc.

Accountants' Report and Financial Statements

December 31, 2008 and 2007